EXHIBIT 99.6

Press Release

Second interim dividend: The Board of Directors decides to

remove the discount on the scrip dividend

Paris, December 12, 2017 – The Board of Directors of Total met on December 12, 2017 and declared a 2017 second interim dividend of €0.62 per share, in accordance with the Board’s decision of July 26, 2017, unchanged compared to the 2017 first interim dividend and representing an increase of 1.6% compared to the 2016 second interim dividend. The Board of Directors also decided to offer, under the conditions set by the fourth resolution at the Combined Shareholders’ Meeting of May 26, 2017, the option for shareholders, including holders of its American Depositary Shares, to receive the 2017 second interim dividend in cash or in new shares of the Company.

Given current oil prices above 60 $/b and the performance of the Group in terms of cash-flow generation in such environment, the Board of Directors has decided to remove the discount offered on the share price for the new shares to be issued as payment of the 2017 second interim dividend. As a result, the share price for the new shares to be issued is set at €46.55, equal to the average opening price on Euronext Paris for the twenty trading days preceding the Board of Directors on December 12, 2017, reduced by the amount of the interim dividend, rounded up to the nearest cent. Shares issued as payment of the 2017 second interim dividend will carry immediate dividend rights. An application will be made to admit the new shares for trading on the Euronext Paris market.

The ex-dividend date for the 2017 second interim dividend is set for December 19, 2017. Shareholders may select to receive the 2017 second interim dividend payment in new shares during the period from December 19, 2017, to January 3, 2018, both dates inclusive, by instructing their financial advisors.

For Total’s American Depositary Shares (ADS), the ex-dividend date for the 2017 second interim dividend is set for December 15, 2017. ADS holders may select to receive the 2017 second interim dividend payment in new shares during the period from December 19, 2017, to December 28, 2017, both dates inclusive, by instructing their financial brokers.

Shareholders who do not select to receive the 2017 second interim dividend payment in new shares within the specified timeframe will receive the 2017 second interim dividend due to them in cash. The date for the payment in cash is planned for January 11, 2018.

For shareholders who elect to receive the 2017 second interim dividend in shares, the date for the delivery of the shares is planned for January 11, 2018. For holders of Total’s American Depositary Receipts, the delivery of the ADSs is planned for January 19, 2018.

If the amount of the 2017 second interim dividend for which the option is exercised does not correspond to a whole number of shares, the shareholders may opt to receive either the number of shares immediately above, having paid a cash adjustment on the day they exercise their option, or the number of shares immediately below, plus a balancing cash adjustment.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investors Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This news release is provided for information purposes only and does not constitute an offer to purchase securities. This news release and any other document relating to payment of dividends in shares may only be published outside of France in conformity with applicable local laws and regulations and shall not constitute an offer for securities in jurisdictions where such an offer would violate applicable local law. The option to receive the 2017 second interim dividend in shares is not open to shareholders residing in any jurisdiction where such option would give rise to a registration requirement or require the granting of any authorization from local securities regulators; shareholders residing outside of France are required to inform themselves of any restrictions which may apply under their local law and comply with such restrictions. Shareholders must inform themselves of the conditions and consequences of the exercise of such option, which may be applicable under local law. In making their decision to receive the dividend in shares, shareholders must consider the risks associated with an investment in shares.